FILED BY OMEGA HEALTHCARE INVESTORS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED UNDER RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (“OMEGA”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV”)

SEC FILE NO. OF AVIV: 001-35841

Omega Healthcare Investors, Inc.
Omega Aviv Merger
October 31, 2014, at 8:30 AM Eastern

CORPORATE PARTICIPANTS

Taylor Pickett – Chief Executive Officer, Omega Healthcare Investors, Inc.

Craig Bernfield – Chief Executive Officer, Aviv REIT, Inc.

Michelle Reber – Manager of Operations, Omega Healthcare Investors, Inc.

PRESENTATION

Operator

Good morning and welcome to the Omega Aviv Merger Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your touchtone phone. To withdraw your question, please press star, then two. Please also note this event is being recorded.

I would now like to turn the conference over to Michelle Reber. Please go ahead.

Michele Reber

Thank you and good morning. Welcome to our conference call to discuss the combination of Omega Healthcare Investors and Aviv. On the call today are Taylor Pickett, CEO of Omega, and Craig Bernfield, CEO of Aviv, along with other members of both management teams. Please refer to the slide presentation located on Omega’s website and on Aviv’s website.

All projections and predictions, and certain other statements, to be made during this conference call may be considered forward-looking statements within the meaning Federal securities laws. These projections, predictions and statements are based on current beliefs, as we as on a number of assumptions concerning future events. The forward-looking statements are subject to many risks, uncertainties and contingencies and stockholders and others should recognize that actual results may differ materially from Omega’s and Aviv’s expectations, whether expressed or implied. We refer to reports and other documents filed periodically by Omega and Aviv with the Securities and Exchange for a discussion of these forward-looking statements and other factors that could affect these forward-looking statements. Many of these factors are beyond the control of the Companies and their management. The information being provided today is as of this date only and Omega and Aviv expressly disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in expectations.

With that, I will now turn the call over to Taylor.

Taylor Pickett

Thanks, Michelle, and good morning everyone. I’m joined today with my new colleague, Craig Bernfield. We have great respect for Craig, for everything he and his team have accomplished at Aviv, and we’re very excited about our merger and the future prospects of the combined Company.

This transaction creates the premier pure-play skilled nursing facility REIT and combines two talented management teams that are ideally situated to maximize acquisition and development opportunities across our unparalleled portfolio of tenants. In addition, our combined resources will allow us to aggressively pursue new operator relationships, thereby expanding the platform via external growth.

Let’s briefly review the deal terms. We are acquiring all of the outstanding shares of Aviv in a stock-for-stock transaction valued at $3 billion, which is intended to be tax free to shareholders. Aviv’s shareholders will receive a fixed exchange ratio of 0.9 shares of Omega common stock for each share of Aviv common stock they own. Upon closing of the transaction, Omega shareholders are expected to own 70% and Aviv shareholders and unitholders are expected to beneficially own approximately 30% of the combined Company. Completion of the transaction, which we expect to occur in the first quarter of 2015, is subject to the approval of the shareholders of both Companies, including the Lindsay Goldberg private equity firm, Aviv’s largest shareholder. Lindsay Goldberg has entered into a voting agreement in support of the transaction.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Turning to management and governance, the entire Omega management team will remain in place, with the Company’s headquarters remaining in Hunt Valley, Maryland. We’re excited that Steven Insoft has agreed to join our senior management team. He will lead our new Chicago-based business development team, which will augment our existing accomplished and highly successful merger and acquisition team in Hunt Valley. Steven’s Chicago staff includes four senior officers and related support personnel, bringing added redevelopment capabilities that can be applied to the entire portfolio. At the closing of the transaction, we will welcome three Directors from Aviv, including Craig, to our expanded Board, which will bring our Board to a total of 11 members.

At $10 billion of enterprise value and 874 facilities, the combined Company has substantial scale. More importantly, we have 83 high-quality operator relationships spread across 41 states. Our 1.4 times EBITDA rent coverage leads the sector. Our tenant relationships and geographic diversity are key ingredients in identifying and closing local transactions, as we continue to allocate capital consolidating the large fragmented SNF industry. We welcome the opportunity to add 33 new operators in four new states from Aviv’s portfolio to further enhance our portfolio diversity.

The reliability and strength of our model has proven itself with an enviable track record of acquisitions and development, including $900 million in combined year-to-date investments. The business model continues to produce industry-leading shareholder returns. Over the last decade, Omega is the top performing REIT, with total shareholder return of nearly 600%. Aviv has seen similar results, with shareholder returns over 60% since their IPO in 2013.

As a result of this stock transaction, the combined Company’s balance sheet will remain strong and flexible, with low leverage and well-laddered maturities, combined with materially increased scale and diversification. We expect positive ratings momentum arising from this transaction to further drive down our overall cost of capital.

Finally, and importantly, the transaction is expected to be immediately accretive to FFO and FAD. Our preliminary combined Company 2015 guidance for FAD to common stockholders is $2.81 to $2.87 per diluted share, as compared to Omega’s 2014 FAD guidance of $2.58 to $2.61 per diluted share. Included in our guidance are annual cost synergies of approximately $9 million and significant interest savings from bond refinancings. We remain very confident that we are extremely well positioned to continue to grow our well-covered dividend.

Thank you for your time this morning. I will now turn the call over to Craig.

Craig Bernfield

Thank you, Taylor. This is an exciting day for both of us, as well as our Companies. I’m going to first address our Q3 results and then make a brief commentary on the transaction, following Taylor’s excellent remarks that really captured the essence of why we’re here today on this call.

Aviv reported today results for the third quarter ended September 30th, 2014. All per share results are prepared on a fully diluted basis.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

First, I will go through the Q3 highlights: $194.1 million of acquisitions, which includes $99.8 million of SNF acquisitions at a blended initial cash yield of 9.2%; $82 million of ALF acquisitions at a blended initial cash yield of 8%; a $12.3 million acquisition for land and entitlement for future identified new-construction ALFs. In addition, we invested $24.6 million for property reinvestment and new construction. Our AFFO was $28.8 million or $0.47 per share, a 9% increase over Q3 2013. We had Adjusted EBIDTA of $43 million, a 33% increase over Q3 2013. We sold five properties for $0.8 million, recording a net GAAP loss of $2.5 million.

Our Q4 to date highlights are as follows: $33.1 million of acquisitions, which includes a $4.6 million acquisition for one SNF at an initial cash yield of 10%, and a $28.5 million acquisition of two SNFs at an initial cash yield of 9%.

The Company has now completed $403 million of acquisitions year to date.

As to the transaction, as expressed in the joint press release, I said that this is a strategic combination of two best-in-class companies that have been the most dedicated and successful investors in the skilled nursing sector over the past few decades. The combined Company will now be positioned to be the premier consolidator of SNF real estate for years to come. Our merger with Omega will allow us to take advantage of Omega’s long-term success in the public markets, the scale of the combined Company, and Omega’s superior access to capital and lower cost of capital, to continue to drive accretive growth by leveraging our relationships with high-quality operators to find attractive off-market and widely-marketed acquisition opportunities.

I’m extremely enthusiastic about Omega’s prospects following the merger. The market opportunity is significant, due to highly fragmented ownership and lack of competition from other well-capitalized companies. The management team will be the most knowledgeable and experienced in the country. Taylor and I have known each other well during our careers and I know that he is eminently qualified to lead the Company.

Taylor Pickett

Thanks, Craig. We’ll now open the call for Q&A.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question and answer session. To ask a question, you may press star, then one on your touchtone phone. If you’re using a speaker phone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble our roster.

Our first question comes from Sachin Shah of Albert Fried. Please go ahead.

Sachin Shah

Hi, good morning, guys. Congratulations. Happy Halloween and Happy Friday. I just wanted to find out—Slide 7, some of the states that you mention—it says four states, but then it says California, Ohio, Texas, it’s kind of in this fuchsia color. I’m not sure if it’s intended to say that there’s some anti-trust issues here, or is it just to say that that’s where many of the facilities that you have. So, I just wanted to find out, on the HSR, what specific regulatory approvals are specifically required and if there’s any kind of issue. I know those units or facilities that you say may not be a lot as far as the industry’s concerned, but I just wanted to make sure that that was the case.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Taylor Pickett

Yes, there are no regulatory issues, there’s no HSR requirement related to this, and that map, we’re just pointing out where in our business geographic, that is important, and you see some of the major population states where we have that.

Sachin Shah

Okay. So, the only approval that we need, is it correct, just shareholder vote on both sides?

Taylor Pickett

Shareholder vote.

Sachin Shah

Okay, and you mentioned Lindsay. They have, based on your proxy, 50 some percent, and then the CEO owns 13/14%. So, you’re already probably 60 some percent already into that vote. Is there any reason why there’s a vote? Is that correct?

Taylor Pickett

Well, I can speak to that and Craig can jump in. The REIT shares are controlled that way, but you have underlying unitholders, and so the allocation of shares—Lindsay Goldberg and Craig combined will not be at 50%, but they’ll be close.

Sachin Shah

Okay.

Taylor Pickett

So, there still is a required vote on the Aviv side, and of course on the Omega side.

Sachin Shah

Okay. Is it a simple majority still or is it a two-thirds?

Taylor Pickett

These are majority votes.

Sachin Shah

Okay. So, the path to completion is basically filing the proxy or S-4 and holding those votes on both sides, and that’s it.

Taylor Pickett

That is the path.

Sachin Shah

Excellent. Congratulations guys.

Taylor Pickett

Thank you.

Operator

Thank you. Our next question comes from Ross Nussbaum of UBS. Please go ahead.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Ross Nussbaum

Hey, guys, good morning. I’m here with Nick Yulico. So, Taylor, a couple questions. It looks like Aviv has, give or take, about $20 of annualized G&A and you’re talking about $9 million of synergies. I recognize the Chicago team is staying on, but something tells me that there might be more synergies here than you’re letting on. Help us understand why only $9 million of the $20 million of G&A goes away.

Taylor Pickett

The total cash G&A is $17 million. The balance of the G&A, to get to the 20 number, includes restricted stock. So, we’re right now focused on cash G&A, just as we are on cash per share, because those are easy things for us to measure right now. So, of the $17 million … (cross talking).

Ross Nussbaum

Where does the extra $8 million … (cross talking).

Taylor Pickett

So, the $8 million we have is incremental costs. We’re retaining—Steve and his team in Chicago is fairly deep and we think it’s a tremendous asset in terms of forward growth and we’re retaining that team.

Ross Nussbaum

Okay.

Craig Bernfield

And the goal—I would just add the goal was really to combine the Companies in the best possible way with obvious functions that were redundant functions that obviously needed to be eliminated, but mine and Taylor’s objective from the beginning was to keep their Company intact entirely and then for our growth engine to be one of the key parts of the motivation for Omega to do the merger.

Ross Nussbaum

Okay. The second question, Taylor, on your FAD guidance for 2015, which we appreciate, and I understand the comment that you said the deal will be immediately accretive—I guess the missing element of all that is you’ve never given 2015 FAD guidance without the Aviv merger, so can you actually quantify specifically how accretive this is to your 2015 guidance?

Taylor Pickett

It’s incrementally accretive, and it really is going to be driven from acquisitions. I can’t give you an exact number. I mean, we’re talking about the combined Companies on a go-forward basis.

Craig Bernfield

And we’ve tried to model this in a very conservative fashion, not based on what we privately may think the growth prospects from an acquisition and other investments standpoint, but we think that what Taylor has related on this call is very conservative and if we exceed our expectations with respect to acquisitions, given the combined resources of the Companies, as well as the combined relationships, then, you know. But, as always, Taylor’s been extremely conservative and straightforward and direct with investors about his team’s belief about their prospects and I’m confident that he’ll continue to be as direct and as accurate.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Ross Nussbaum

So, what’s been modeled into that guidance for acquisition volume next year?

Taylor Pickett

We’ve modeled ranges for acquisitions—the reason the range is wide at $2.81 to $2.87, there are really three variables. One is the timing of the merger, the second is the timing and ultimate rate of refinancings, and the third is acquisition volume, and we’re not prepared to talk about each one of those individually because we still have to prepare our S-4 and provide guidance in a public document, but we are prepared, based on our modeling, to get to the deal, that when we think about those three aspects and the ranges they create, the range of FAD is the $2.81 to $2.87.

Craig Bernfield

The only thing I would add to that, with respect to acquisitions, which of course significantly can alter being within, below or above those ranges, is the timing of acquisitions is something we hope that investors will always keep in mind, because the acquisition opportunities in our sector tend to be smaller than in other real estate asset classes. We can have a quarter where we do a significant number of acquisitions and another quarter or two where things are slower only because deals are taking longer, so I would just always keep in mind the timing of acquisitions has a big impact on the numbers.

Ross Nussbaum

Okay. Then, finally, Taylor, some might say that you’ve just made a statement to the world that you’re not a real estate company, but you’re in the financial arbitrage business, because at an implied cap rate with six handle on the deal, that may not necessarily be market pricing for the type of assets you’re buying here. I’m curious what you would say about that kind of statement, that if you’re going off and buying one-off assets at 9 plus cap rates and here you’re doing a deal at significantly different pricing, are you thinking about the message that sends?

Taylor Pickett

No, I understand exactly the question, and from our perspective, it’s not an acquisition, it’s a merger, and we’re combining the best people assets from both businesses and expanding a platform. When you think about the model, which relies on tenant relationships for growth, we’ve expanded that model, expanded the human resources that drive that model. So, from our perspective, it’s strategic, it puts us in a position that no one can parallel, and we’re going to see everything that comes out of these markets. So, we think we’ve gotten bigger and put ourselves in a position to growth faster.

Craig Bernfield

And, if I can add something, I think what Taylor said at the beginning of response is really the key, in my mind, at least for the way we’re looking at it and hope that investors will look at it, which is this is a merger, it’s not an acquisition of assets, and we shouldn’t compare apples with oranges and you have to compare apples with apples. In this case, we think that the strategic advantages of combining the Companies, not just the portfolios, but more importantly—and beyond the relationships that Taylor mentioned—the human resources that exist within both Companies are unparalleled in the skilled nursing sector.

Both Taylor and I have been in this business for decades, not years, and we said to ourselves very early on in this process that we didn’t think that we could find the kind of talent, talented management with knowledge and experience that we possess in our two Companies, and we think that those people are going to drive enormous growth, as well as sustained earnings, over a significant period of time.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Russ Nussbaum

Thank you. I appreciate the comments.

Operator

Our next question comes from Tayo Okusanya from Jefferies. Please go ahead.

Tayo Okusanya

Yes, good morning. Can everyone hear me?

Taylor Pickett

Yes, good morning, Tayo.

Craig Bernfield

Good morning.

Tayo Okusanya

Great. Good morning, Taylor and Craig. How are you?

Taylor Picket

Great.

Craig Bernfield

Fantastic.

Tayo Okusanya

Good. With the guidance, the 2015 numbers, I just wanted to clarify. That includes $9 million of G&A savings, but does not include any savings from debt refinancing of the pre-payable debt on Aviv’s books; is that correct?

Taylor Pickett

We’ve assumed in our guidance the cost synergies and refinancings, and as I mentioned, part of the range in the guidance runs to the ultimate timing and the ultimate rate we’re going to have in those refinanced bonds. So, it includes everything we think is going to happen next year. The range is wide because you have a lot of different variables, but we think we’ve taken all that into account.

Tayo Okusanya

Yes. I guess what I was struggling with is if you just look at the debt on its own, even if you refinance it down to about 4.5%, which I think is a reasonable number, you get almost $10 million in savings from that, so the 2015 numbers look like they don’t have any G&A savings at all.

Taylor Pickett

The 2015 has—there’s $9 million of G&A savings in the 2015 numbers. You obviously are going to have a share count that’s pushing—it’s not 200 million, but it’s pushing up there.

Tayo Okusanya

Right, okay. So, the G&A savings is $9 million and then there’s something for the debt savings, but you’re not saying what that number is at this point; is that correct?

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Taylor Pickett

That’s correct, because it’s part of the variables that go into both acquisition flow and volume and timing, and bonds timing and ultimate rate.

Craig Bernfield

Yes, because some of the bonds, Tayo—good morning—they’re going to get taken out at different points in time during the year.

Tayo Okusanya

Okay, that’s helpful. Then, the second thing is, there’s a comment you do make in your press release about you do expect lower borrowing costs going forward, and I’m just curious what the initial take, you know, from the rating agencies have been in regards to the consummation of this transaction.

Taylor Pickett

We’ve had favorable discussions with all three rating agencies, the tenor’s been positive, so we feel good about that, and we’ll just look forward to where our rates fall in the future.

Tayo Okusanya

All right, okay. Thank you very much.

Taylor Pickett

Thanks, Tayo.

Operator

Our next question comes from Scott Frost from Bank of America. Please go ahead.

Scott Frost

I think my question just got answered. You said this would generate positive rating’s momentum. You said you’ve talked to the agencies. Your take on the conversations was fairly positive. Do you have any color on potential timing of when agencies will opine, where you expect ratings to go, and what—I’m curious to understand some of the holdback, I think, for your—some of the constraints on your ratings were qualitative in nature. What about this transaction removes that constraint, in your view? Have I got that right?

Taylor Pickett

Well, when you say qualitative, one of the … (cross talking).

Scott Frost

I think your mono line, the views that you use mono line, I think, is the take. Without a broad diversified portfolio, does this address that, or is the scale better than … (cross talking).

Taylor Pickett

You know, one of the comments that we’ve heard from the rating agencies is a way to overcome the single-property type is through additional scale and additional diversification, and obviously this transaction brings a lot of those.

Scott Frost

Got it.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Craig Bernfield

And I would just add, on our side—and this is instrumental in our thinking, you know, to have been intrigued by the idea of combining the Companies, is that scale and diversification is critical to our business strategy, but also to the rating agencies, and no matter how diversified you are, they want more diversification. So, here, the tenant concentration and the state concentrations, from Omega’s standpoint, they continue to improve, and I think given the scale of our portfolio, it improves materially. While our expectation is that the rating agencies should ultimately feel positive about the merger, it will take time. We expect that it will take time for everybody to really digest all the benefits of the synergy and scale that result from combining the Companies. What they ultimately focus on, I think is hard to predict, but I think that we have addressed directly the things, at least in Aviv’s experience, that the rating agencies have focused on with respect to our Company.

Scott Frost

When you say time, can you sort of elaborate on how much time?

Craig Bernfield

I think that’s just an unknown.

Scott Frost

Okay. Just a last one here. Over the longer term, do you have an aspirational goal, a ratings category that you’d like to be the juiciest optimal, and if so, can you share with us what it is?

Taylor Pickett

Well, I think the short-term goal, hopefully, is—and it always has been—is to move Moody’s into investment grade, alongside S&P and Fitch, and then from there, you know, our view is we’ll continue to run our business and look to continue to improve our credit ratings, but we haven’t set out pathways to say we need to be BBB. We just want to maintain investment grade and run our business.

Scott Frost

Thank you.

Taylor Pickett

Thank you.

Craig Bernfield

Thanks.

Operator

Our next question comes from Manuel Korchman of Citi. Please go ahead.

Manuel Korchman

Good morning, guys.

Taylor Pickett

Good morning.

Manuel Korchman

As you look at this transaction, as you look at the Company going forward, is there any change to your acquisition strategy, especially with two sort of—let’s call them business development or acquisition teams running simultaneously?

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Taylor Pickett

There really is no change. Part of the beauty of this model is the ability to source local transactions, and you think about this industry where there’s still hundreds of small mom-and-pop, one to five facility operators in an industry that keeps getting more complicated to run, which has driven consolidation for a number of years and probably will accelerate it in the next few years, so we think having a deep team out in these local markets with lots of operator relationships is the model. That being said, with the additional scale that we have today, looking at larger transactions is easier.

Craig Bernfield

What I would add to that is over the years, while, as I said in my prepared remarks that Taylor, Steve and I, and Taylor’s team, have been well known to each other over the years, as much acquisition and investment activity that they have done—just take the last five years, forget the last 10 years—we rarely bump into each other. There are very few what I would call widely marketed transactions, where there are large portfolios that come to market, and even those are small relative to the kind of thing that the larger healthcare REITs are buying, and also small relative to other real estate asset classes.

The key to consolidation in this industry is, first and foremost, having operator relationships. They’re the ones that are trying to grow their businesses and relationships with them lead to business. I’m sure Omega stats are very similar. In the last five years, and it’s true beyond that, 50% of our business is coming from follow-on business with our existing operator relationships. We now have close to 85 operators between the two Companies, there’s an enormous opportunity to increase our scale just by working with those companies, and given the resources and the management teams of the combined Company, our ability to get out and find other regional operators that have platforms of scale that either want to sell their properties, do sale leasebacks, or interested just helping us find local situations that we can just consolidate, it requires time, personnel and relationships.

When Taylor and I looked at this, we said, “Wow! There’s really no overlap when it come to the growth strategies of the Companies, that it’s truly complementary,” and that’s why we think that the small amount of incremental G&A will be easily justified when, you know, based on what we believe, not what we know, that the enhanced prospects for growth are extraordinary, as we’ve indicated already, just apart this year, and without any fourth quarter acquisitions, or additional fourth quarter acquisitions, the Companies combined have done almost $1 billion worth of acquisitions, acquisitions and other investments.

Operator

Thank you. Our next question comes from Chad Vanacore of Stifel. Please go ahead.

Chad Vanacore

Hey, good morning.

Taylor Pickett

Good morning, Chad.

Craig Bernfield

Good morning.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Chad Vanacore

Can you give us an idea of what kind of overlap there was in your underlying operator portfolio?

Taylor Pickett

Yes, it’s pretty limited. In the slides, in the investor presentation, we have a page, Page 12, with our top ten, and there’s one small operator that actually overlaps in the top ten, and that’s Diversicare. Beyond that, these are, more or less, unique relationships. We, between us, know all these operators, but the relationships are stronger. The top ten on our side and the top ten on Aviv’s side, they’re, more or less, separate.

Craig Bernfield

When we looked at this, when we were in our beginning discussions, we were like, “Wow! There’s basically no overlap.” The relationships in this business—if you do business the way Omega does business and the way Aviv has done business, where you work with people, they are proprietary relationships for the most part, not entirely. So, when we saw that there was virtually no overlap between our top ten tenants—and as Taylor referenced you to the page/slide of the presentation, there’s two steps that I think are remarkable. They’re top ten operators represent about 70% of their rent, our top ten operators represent about 70% of our rent, and you don’t have any overlap. So, the idea of mining these relationships, as well as other fantastic relationships we have, outside of our top ten, from a rent concentration standpoint, but still many operating companies that have large platforms that will become exclusive relationships of the combined Company, and we just think that’s an exciting opportunity. The essence of our business platform is to provide capital to operators all across the country and to have one resource to turn to, especially because the businesses have both behaved in such a similar fashion for decades.

Chad Vanacore

All right. So, if there’s not that much overlap in the underlying portfolios, that seems like there’s probably not that much overlap in your pipeline, as well; is that right?

Taylor Pickett

That’s true. As Craig mentioned earlier, we occasionally would run into each other in certain scenarios, but it was fairly rare.

Craig Bernfield

And as we’ve shared our pipelines, we’re not going to talk about any transactions, even identified transactions, that we’re working on to close. Both Companies have the identical policy of only talking about transactions once they’ve closed. But, even as we compared our pipeline, both of identified transactions, as well as other things that we’re reviewing, because it’s a constant churning of opportunities that both Companies see, it’s remarkable, it’s very little overlap.

Chad Vanacore

All right. Thanks for taking my questions.

Taylor Pickett

Thanks, Chad.

Operator

Our next question comes from Andrew Rosivash of Goldman Sachs. Please go ahead.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Andrew Rosivash

Hi, good morning. This is just on the topic of the dividend policy and payments. I know one of the variables you mentioned that is an unknown is the timing, but can you talk about the dividend for Aviv shareholders going forward and between now and when the deal closes?

Craig Bernfield

Yes, it’ll be the same.

Taylor Pickett

We’ve agreed in the merger agreement to maintain our existing dividend policies, so I would expect that they’ll be the same as we’ve had in the past.

Andrew Rosivash

Okay, but that would be something that could be impacted by the timing, just if one has yet to be paid, or you get past that point?

Taylor Pickett

There’ll be appropriate accounting for the ratable days and periods, and that’ll just be an accounting true-up, if you will, for closing.

Andrew Rosivash

Okay, thanks.

Taylor Pickett

Thank you.

Craig Bernfield

Thank you.

Operator

Our next question is a follow-up from Sachin Shah of Albert Fried. Please go ahead.

Sachin Shah

Hi, thanks again. Just to clarify, so is there going to be like a pro rata dividend? So, if the deal closes between dividend payments, that the $0.36 will be prorated by the days within that quarter?

Taylor Pickett

The intention is to maintain the dividend at its current rate. So, yes, that’s my understanding, that it’s pro rata.

Sachin Shah

Okay, and just to understand kind of the background of the transaction, you know, when did the discussions start? Was it, you know, after the IPO last year, or was it just recently? I just wanted to understand the background and how this deal came about. Thank you.

Craig Bernfield

You know, that’s a great question. We’re happy to share that, and if Taylor wants to add or subtract to this. It was most definitely not—ironically, given Aviv’s—Omega is a long-tenured, mature, stable, amazingly performing company. Aviv has really only entered the capital markets in 2011, when, as a private REIT, we became a public notes issuer. So we did that in ’11. Our IPO was not until March of 2013, and even at the time of the IPO, while, you know, Taylor, Steve and I and their teams knew each other well, there was never really a reason, frankly, to combine, because we both were able to grow our businesses.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Our goal, of course, as a public company, was to achieve scale and to figure out the best way to execute our vision of having the best platform with the best operator relationships with the highest quality properties in good markets, and to continue our acquisition pace—increase our acquisition pace, but always based on disciplined valuation, and only recently—to answer your question directly—really, just over the last couple of months, we started having casual conversations, friendly conversations about kind of what if, what if we did put these two companies together, and it was discussed I would say in a very cordial, friendly way, with the goal of seeing if we could figure out whether it really made as much sense as it appeared to make, and the conversations just led, you know, probably only about six weeks ago to a point where we felt that we really had something that truly made sense from every respect—in every respect and here we are today.

We’re very excited in many respects. Our taking our Company public was to be able to take advantage of situations like this, where we could achieve the kind of scale, access to capital and cost of capital—that is the only reason to go public, is to be able. In a business like ours and like Taylor’s where we have an unlimited amount of opportunity, we see probably 20 deals for every deal we do, and we’re still producing significantly more, at least on our side, than I think our investors had expected from us, and Omega’s continued to do a tremendous job with comparable quality acquisitions with comparable quality operators. So, it really has only been a recent thing even though the companies have known each other well over the years.

Sachin Shah

Okay. Just to clarify—one follow-up on that—was there a chance to do maybe a market check, or if there wasn’t a chance to do that, it just made strategic sense?

Craig Bernfield

As a fiduciary matter, our Board had extensive discussions about doing what you call a market check, and we did have an opportunity in a casual way. We never intended to put our Company up for sale. That was not our objective.

Sachin Shah

Okay.

Craig Bernfield

So, we didn’t run a formal process, to give you a direct answer, but we most definitely did what you’re referring to as a market check to make sure that this was the best way, in my mind and in our Board’s mind, to create long-term shareholder value. I think we could have done that by sticking with our knitting on a standalone basis. There’s no doubt in my mind that this was a one-of-a-kind unique transaction with two companies that have a truly identical platform, with the same mindset and approach to providing customer service to over 2,000 operators in the country. The market is incredibly deep and fragmented and we just believe that this is the best way of taking advantage of it.

Sachin Shah

Excellent. Congratulations again.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Craig Bernfield

Thank you.

Taylor Pickett

Thank you.

Operator

Our next question comes from John Roberts of Hilliard Lyons. Please go ahead.

John Roberts

Good morning. I’m sorry, I joined the call a little late, so you may have answered this already, but, Taylor, you know, you’ve been raising the dividend on a quarterly basis. Is this going to potentially impact your ability to do that until the deal closes?

Taylor Pickett

No, our goal is to continue our policy, which has been, subject to having appropriate cushion in our payout ratios, to increase our dividend on a consistent basis, and we’re expecting to continue that going forward.

John Roberts

Okay. Thank you.

Taylor Pickett

You’re welcome.

Operator

Our next question comes from Kevin Tyler of Green Street Advisors. Please go ahead.

Kevin Tyler

Yes, hi, guys, good morning. It’s a follow-up on Manny’s question earlier, going back to external growth, but, Taylor, on your call, there was some commentary around cap rates and really a step down from 9 to 8 to 7, as you get larger in terms of size of deals for SNF assets …

Taylor Pickett

Right.

Kevin Tyler

… and you said you can get some benefit here from better borrowing cost, et cetera, but can you share any more specifics on your appetite to move down the cap rate spectrum given you have this pricing power?

Taylor Pickett

I would say our principal focus, in terms of allocating capital, are the deals that enhance the credit of our existing operators, the one to 10 facility deals that have nine handles on them from a cap rate perspective. That being said, for the right transactions, you know, medium size, something with an eight would make sense for this combined Company, particularly if it’s strategic, in a particular geography. I think beyond that—as an example, there was an earlier question about this transaction with a cap rate that’s high 6s.

Kevin Tyler

Right.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Taylor Pickett

We think about that—and it’s only because of the strategic benefits. We’re not looking at large transactions like that where we don’t have a big strategic component. That just doesn’t make sense for us. We can continue to drive a lot of cash flow growth by hitting the singles and doubles that we, as separate companies and now combined, will keep doing.

Craig Bernfield

And I would just add to that, if you look at the $400 million plus or minus acquisitions we’ve done year to date, the initial cash yield is somewhere between 9 and 9.5, which is some SNF, some ALF, and I think what Taylor said is absolutely true, so I wouldn’t add anything to what he said, but I do think one of the fascinating things about this combination is given the lack of what I would call public company competition in this sector, the strategic focus of the big three, as well as the focus of the other REITs that are now substantially smaller than us, this really will be the only company that is purely dedicated—public company that is purely dedicated to investing, consolidating and working with operators in this subsector, and the knowledge and experience of both Companies, although we do plan to expand our platform with high-quality assisted living properties and assisted living operators, maybe some other complementary healthcare properties, but our dedicated focus, the primary interest and expertise of the Company will continue to be “pure-play” skilled nursing facility REITs, and it, among all the healthcare property types, is by far the deepest segment and there’s no other company that has the expertise of the combined Company.

So, I think the cap rates will ultimately be influenced by this—I think we’re going to see that cap rates will be influenced in some respect by this transaction and the existence of the combined Company. I think it’s just going to take time, and give Taylor a year or so to be able to look back following the closing of the merger and say, “Hey, what really is going to shake out by virtue of having what I consider to be a one-stop shop for operators all over the country to phone a friend,” and that friend is Omega.

Kevin Tyler

Great. Thank you.

Operator

Our next question is a follow-up from Ross Nussbaum with UBS. Please go ahead.

Nick Yulico

Hi, it’s Nick Yulico here. I just want to go back to this G&A question, because I think you said you had $17 million of cash G&A at Aviv and you’re keeping $8 million for Steve Insoft and his team, and I’m just wondering a little bit more, you know, what the justification is and how you even get to 8 million since—I mean, it looks like Steve’s total compensation is not $8 million. I’m wondering how you really justify, you know, even if he’s doing—or even if you’re doing $500 million of operator relationship acquisitions a year, that’s like 2% of—you know, the cost of that would be the G&A for that team. I mean, are there employment agreements in place that you guys can’t get out of, or what’s going on there?

Taylor Pickett

No, that’s a fair question, and Steve wishes that the whole allocation in Chicago was $8 million, but there’s a component of our incremental cost that we can’t avoid. We will have additional accounting staff and some operational staff here in Baltimore, plus incremental public company costs, not the least of which is adding three new Directors, among other things. So, the incremental cost in Chicago is not 8, it’s sort of order of magnitude 6, and there are 18 people there, and I think your comment about driving $500 million of annual growth, I think that would be a good goal. That’s not how we’ve modeled it, but if we, as a company, spend $6 million to drive $500 million of deals a year, that’s a smart trade for us.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Craig Bernfield

And I would just add to that that Steve—and, again, this was part of the vision that Taylor and I had when we just began our conversation, is aside from some great people that we have in our office that are in, unfortunately redundant functions, is a way we’ve been able to get our G&A essentially, eliminated, down to $6 million. It is an incredible team of people that we have in Chicago that are essential to sourcing deals, to managing operator relationships, to being out in the field, you know, making industry contacts, and one thing that we haven’t spent a lot of time talking about is that Aviv has developed an in-house infrastructure, human resource infrastructure to provide turnkey solutions to our operators to renovate buildings. With the combined resources of this Company, I think Taylor and Steve’s vision is to, over time, supersize that capability, and the renovation of our properties, as well as the new construction and development opportunities that we have, both in the skilled nursing and assisted living sectors, these are accretive investments that we make and they’re among the most important investments we make.

If you put $2 million into a building and the operator pays you incremental rent of 8, 9, 10% and there’s 15 to 20% profit margins on that investment, it’s a win-win for Omega, it’s a win for the operator, it’s a win for coverage, it’s a win for property quality, so there’s a tremendous amount of opportunity and we have a lot of that expertise in Chicago. Omega, as Taylor can speak to better, has been toying with creating their own in-house infrastructure, but that was one of the things that we possess in Chicago that Taylor and I felt was important and strategic human resources to maintain.

Taylor Pickett

Yes.

Nick Yulico

Okay, and then just one more. Recognizing that there might be some benefits here of merging the two biggest SNF owners in the country, what I struggle a little bit with is this idea that—I mean, first of all, one, do you think rent investors really want to see a $10 billion skilled nursing REIT, where maybe your capacity to grow becomes a little bit lower? And, secondly, it seems like perhaps part of this might have been, you know, taking out a competitor in the acquisition landscape, but in reality, it felt like Omega was going to be the leading bidder on sort of larger portfolios versus Aviv, which has been focused on some smaller deals. So, I guess, you know, are you really—did you think about it as taking out one of your bigger acquisition competitors, is that sort of a big reason for the merger; and then, secondly, you know, do we really—do you think the market really wants to see an even bigger sort of skilled nursing REIT today?

Taylor Pickett

Yes, I’m not sure what the market wants to see, but we’ll find out. I don’t think there’s—if you like the thesis of Omega, then you should like the thesis of a bigger Omega just from a float and de-risking perspective. In terms of strategy, you’re correct, there were some transactions that we would occasionally compete on, the big marketed transactions, but that was not at all a driver for the strategic merger that we’re doing today.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Craig Bernfield

And I would say if you look at—just go back to the IPO only, although you could go back probably five years, I think there’s one transaction that Omega has done, let’s just say since the IPO, that we were even involved with, the market is just that segmented, and you have very few deals that come to the market through, let’s just call them Wall Street channels—that’s what we call widely marketed—and in those cases, no doubt, Taylor would get a call, I’d get a call, people in our business development teams obviously, if not us, and it just doesn’t happen very often. Most of our deal flow comes from our operators, through our operators and from the business development team that Steve will be leading in Chicago, and I know that Taylor’s had the same experience over the years. They get a call from one of their operators, there’s an acquisition in their local market, whether it’s one or 20 properties, and that becomes a proprietary opportunity for Omega.

So, I think that the more operators we can find that we think are high quality, that have the kind of credit profile that Taylor was referring to, and we keep adding to our master leads or cross-defaulted leads to increase our credit profile with that operator, it just becomes a symbiotic business that grows and grows and grows and grows, it’s a natural inertia, and now we don’t have to worry about whether we’re competing even in states and local markets. Our operators, you know, will be part of a community that’s supported by a company whose primary goal is to give these companies the capital they need to grow their businesses.

Nick Yulico

So, it sounds like the transaction is more a way to access Aviv’s operator relationships for acquisitions rather than being able to compete better on larger portfolio deals.

Taylor Pickett

Yes, I think that’s the principal strategy, that we expand our presence, we expand our operator base, we expand our geography, we just have that much more reach in terms of the opportunities that are out there.

Craig Bernfield

But there is a big thing that you’ve alluded to about kind of did they take a competitor out of play. You know, Steve and I are always talking about when you’re bidding on a deal, even if it’s a widely marketed deal, that we’re always bidding against what we call the ghost. You know, the broker never tells you—the investment banker never tells you who are the other companies on the other side bidding, you just never know, but in our business, you kind of do know. You always wonder, you know, for us, is it Omega, and for them, my guess is over the years they’ve wondered the same thing. I think from that point of view, it’s a hell of a lot better competitive position to be together. Without regard to what that does, you know, to pricing, advantages or lease rates, just not knowing that there is another quality bidder out there, is an enormous advantage, as I see it, to the growth prospects of the Company.

Nick Yulico

Okay, that’s all I had. Thanks, guys.

Taylor Pickett

Thank you.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

CONCLUSION

Operator

This concludes our question and answer session. I’d like to turn the conference back over to Mr. Pickett for any final remarks.

Taylor Pickett

Thank you for joining our call this morning, and we will be talking in the future.

Operator

Thank you. The conference is now concluded and we thank you all for attending today’s presentation. You may now disconnect and have a wonderful day.

* * *

This material includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding Omega’s, Aviv’s or their respective operators’ or borrowers’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, continued qualification as a real estate investment trust (“REIT”), plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,”, “will” and other similar expressions or the negative form of the same are forward-looking statements. Such forward-looking statements are inherently uncertain, and security holders must recognize that actual results may differ from the companies’ expectations. Neither Omega nor Aviv undertakes a duty to update such forward-looking statements, which speak only as of the date on which they are made.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Omega’s and Aviv’s actual future results and trends may differ materially depending on a variety of factors discussed in their filings with the Securities and Exchange Commission (“SEC”). These factors include without limitation: (a) the ability and willingness of each company’s operators, borrowers and other third parties to meet and/or perform their obligations under their respective contractual arrangements with the company, including, in some cases, their obligations to indemnify, defend and hold harmless the company from and against various claims, litigation and liabilities; (b) the ability of each company’s operators and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) each company’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments, including those in different asset types; (d) the nature and extent of future competition; (e) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (f) increases in each company’s cost of borrowing as a result of changes in interest rates and other factors; (g) the ability of each company’s operators to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (h) changes in general economic conditions and/or economic conditions in the markets in which each company may, from time to time, compete and the effect of those changes on the company’s revenues and its ability to access the capital markets or other sources of funds; (i) each company’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; (j) each company’s ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations; (k) the ability and willingness of each company’s operators to renew their leases with the company upon expiration of the leases and each company’s ability to reposition its properties on the same or better terms in the event such leases expire and are not renewed by the operators or in the event the company exercises its right to replace an existing operator upon default; (l) year-over-year changes in the Consumer Price Index and the effect of those changes on the rent escalators and each company’s earnings; (m) each company’s ability and the ability of its operators and borrowers to obtain and maintain adequate liability and other insurance from reputable and financially stable providers; (n) the impact of increased operating costs and uninsured professional liability claims on the liquidity, financial condition and results of operations on each company’s operators and borrowers, and the ability of those operators and borrowers to accurately estimate the magnitude of those claims; (o) the impact of market or issuer events on the liquidity or value of each company’s investments in marketable securities; (p) uncertainties relating to the business operations of the operators of each company’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (q) regulatory and other changes in the healthcare sector; (r) changes in the financial position of each company’s operators; (s) the ability of operators in bankruptcy to reject unexpired lease obligations, modify the terms of each company’s mortgages, and impede the ability of the company to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor's obligations; (t) changes in Omega’s credit ratings and the ratings of its debt securities; (u) competition in the financing of healthcare facilities; and (v) the impact of any financial, accounting, legal or regulatory issues or litigation that may affect either company or its major operators or borrowers. Many of these factors are beyond the control of the companies and their management.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern

Additional Information about the Proposed Transaction and Where to Find It

This material does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, Omega and Aviv expect to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a joint proxy statement/prospectus and other documents with respect to Omega’s proposed acquisition of Aviv. Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed transaction.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Omega and Aviv with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Omega with the SEC will also be available free of charge on Omega’s website at www.omegahealthcare.com and copies of the documents filed by Aviv with the SEC are available free of charge on Aviv’s website at www.avivreit.com.

Participants in Solicitation Relating to the Merger

Omega, Aviv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Omega’s and Aviv’s shareholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 29, 2014. Information regarding Aviv’s directors and executive officers can be found in Aviv’s definitive proxy statement filed with the SEC on April 15, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Omega and Aviv, as applicable, using the sources indicated above.

Omega Healthcare Investors, Inc.

October 31, 2014, at 8:30 AM Eastern